UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _________________.

Commission file number 1-6961

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEGNA    401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEGNA Inc.
8350 Broad Street, Suite 2000
Tysons, Virginia 22102

TEGNA 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of TEGNA 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of TEGNA 401(k) Savings Plan (the “Plan”) as of December 31, 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
McLean, Virginia
June 28, 2019

We have served as the Plan’s auditor since 2018.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the TEGNA 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of TEGNA 401(k) Savings Plan (the Plan) as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor from at least 1994 to 2018, but we are unable to determine the specific year we began serving as the auditor.

Tysons, Virginia
June 28, 2018

TEGNA 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017

Assets
Investments, at fair value	$579,519,667	$626,809,981
Investments, at contract value	23,396,343	22,176,422
Total Investments	602,916,010	648,986,403

Notes receivables from participants	4,561,700	4,594,570
Employer contributions receivable	1,146,685	983,418
Employee contributions receivable	835,857	605,884
Due from broker	290,541	273,158
Total Receivables	6,834,783	6,457,030

Total Assets	$609,750,793	$655,443,433

Liabilities
Accrued expenses	$80,442	$137,852
Due to broker	—	38,540
Total Liabilities	$80,442	$176,392

Net Assets Available for Benefits	$609,670,351	$655,267,041

The accompanying notes are an integral part of these financial statements

TEGNA 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2018

Investment Income (Loss):
Interest and dividends	$11,183,980
Net depreciation in fair value of investments	(52,364,908)
Net investment loss	(41,180,928)

Contributions:
Employer, net	12,849,058
Employee	25,063,360
Rollover	25,516,676
Total contributions	63,429,094

Interest income on notes receivable from participants	221,066
Other additions	431,032
Net additions	22,900,264

Benefits paid to participants	67,109,458
Administrative expenses	1,387,496
Total deductions	68,496,954

Net decrease in assets	$(45,596,690)

Net assets available for benefits:
Beginning of year	655,267,041
End of year	$609,670,351

The accompanying notes are an integral part of these financial statements

TEGNA 401(k) Savings Plan
Notes to Financial Statements

1.	Description of the Plan

General

The TEGNA 401(k) Savings Plan (the Plan) is a defined contribution plan which was established effective October 1, 1989. The Plan covers substantially all employees who are employed by TEGNA Inc. (the Company or the Plan Sponsor). Certain collective bargaining agreements and personal service contracts may exclude or restrict some employee's participation in the Plan. Certain business units may also be determined to be ineligible for plan participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan adopted a Safe Harbor plan design effective January 1, 2018 which included the following changes:
* All employees other than previously noted exceptions, became immediately eligible upon date of hire regardless of employment status. This eliminated the "1,000-hour rule" that previously existed for part-time and temporary employees.
* All Company contributions for active employees who are active as of January 1, 2018 became immediately vested and all future contributions will be 100% vested when made. Previously, vesting schedules existed for company contributions.
* A Safe Harbor match was initiated for all match eligible participants, with the Company matching $1 for $1 on the first 4% of participant deferrals. Previously, there existed other different match formulas.
The TEGNA Benefit Plans Committee (the Committee) is responsible for the general administration of the Plan. The Plan assets are held under trust agreements with Northern Trust Company and Vanguard Fiduciary Trust Company (the Trustees).
The Plan was amended on December 20, 2018 to allow as eligible participants the employees of newly acquired business units KFMB-TV, KWES-TV and WTOL-TV. The effective date of the new employees plan eligibility was the closing date of the related acquisitions. In each case, the amendments included provisions to allow new participants who had outstanding loans in their previous qualified 401(k) plan to roll over outstanding loans along with the accompanying account balances. Such rollovers were processed within 60 days of the acquisition date. Other acquired employees without outstanding loans were required to pursue individual roll-overs.
The Plan was amended on November 16, 2018 to eliminate two company stock funds, the Gannett Stock Fund and the Cars.com Stock Fund from the list of funds maintained as investment options under the Plan. These investment funds maintained by the Plan had not been previously available for "exchanges in," only "exchanges out". The elimination of the Gannett Stock Fund and Cars.com Stock Fund as Plan investment funds under the Plan took place as part of an orderly liquidation process ending December 16, 2018. A third-party trustee was engaged by the Benefits Administrative Committee to oversee the process and all participant communications.
Participants should refer to the Plan document as amended or the Plan's Summary Plan Description (SPD) for a more complete description of the Plan’s provisions.

Plan Benefits

Common stock of the Company is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in the Company's stock fund to one or more of the other investment funds available in the Plan. Upon a participant's termination of employment, the participant has the right to receive his or her vested interest in all accounts, including any TEGNA Inc. common shares in-kind.

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 14 core investment options, the TEGNA Stock Fund, and a suite of 12 target date maturity accounts, as well as a self-directed brokerage account. The Plan allocates investment income to participants’ accounts daily.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum or, as elected, through periodic withdrawals. Limited hardship withdrawals and in-service distribution opportunities for eligible participants are also available for active employees.

Contributions

A participant may generally contribute, on a before tax and/or a Roth after-tax basis, any percentage amount, from 1% up to 50% of Plan eligible compensation; contributions are made on a payroll period basis. Participants may also contribute rollover amounts representing distributions from other qualified 401(k) plans. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (Code). However, employer matching contributions shall not be made on catch-up contribution amounts.

The employer match is 100% of the first 4% of compensation that a participant contributes. The Company can fund the employer match through purchases of the Company’s stock on the open market or through the use of existing treasury shares. The employer match in the 2018 plan year was funded through open market purchases. Employer match contributions in the Company’s stock totaled $12.8 million for the year ended December 31, 2018.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of Plan's earnings and is charged with a quarterly flat fee for plan administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Under the terms of the Plan, generally participants have one outstanding loan borrowed from their accounts in an amount up to 50% of their vested account balance, excluding the Company matching contributions and the related earnings, with a minimum loan of $1,000 and a maximum of $50,000. The loans are secured by the balance in participants’ accounts, the interest rate applied to participant loan is updated daily at the prime rate plus 1%. Loans have maturities for a period not to exceed five years. Interest rates ranged from 4.25% to 9.5% at December 31, 2018 and 2017.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive 100% of their vested account balances.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, except for distributions which are recorded when paid.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The majority of investments included in the Plan are held at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion and disclosures related to fair value measurements.

The Plan also holds synthetic guaranteed investment contracts (synthetic GIC) which are valued at contract value since the contracts meet the fully benefit-responsive investment contract criteria. Contract value is the relevant measure for a fully benefit-responsive investment because this represents the amount received by participants.

Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic GICs are comprised of the underlying assets which consist primarily of common collective trust funds holding corporate bonds, agency bonds and U.S. Treasury notes, and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic GIC is designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan’s administration; (ii) changes to the Plan’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is not probable.

Synthetic GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provision of the IRC. Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Statement of Changes in Net Assets Available for Benefits presents the net depreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments bought and sold as well as held during the year.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

Plan Expenses

Direct administrative expenses are charged to the participants’ accounts, as provided by the Plan’s provisions. Beginning in 2018, a quarterly plan administrative flat fee was applied to participant accounts to cover a variety of administrative expenses, including recordkeeping, trustee, legal, audit, investment advisor and other services. The
Company may elect to pay for certain indirect expenses and such expenses are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3.	Parties-in-Interest and Related Party Transactions

At December 31, 2018 the Plan held an investment of 3.3 million share equivalents of the Company's common stock. The Plan earned dividend income from the Company's common stock of $901 thousand for the year ended December 31, 2018. For the year ended December 31, 2018, $15.9 million of the Company's common stock was purchased and $11.5 million was sold.

The Plan invests in the Vanguard Institutional Index Fund and various Vanguard Retirement Funds which is sponsored by Vanguard, the Trustee for the Company Stock Funds. Also, certain Plan investments are shares of a short term investment fund and a common collective trust S&P 500 Index Fund which are managed by Northern Trust, the Trustee for all investments except for the Company Stock Funds and self-directed brokerage accounts. Therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules under ERISA. No direct fees were paid by the Plan to the Trustees for investment management services related to these investments for the year ended December 31, 2018.

In addition, loans receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

4.	Income Tax Status

The Plan received a determination letter from the IRS dated August 29, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Subsequent to this determination by the IRS, the Plan was amended. The Plan administrator has indicated that it will continue to take the necessary steps to operate in compliance with the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Plan received a closing letter from the IRS dated January 23, 2015 in relation to the audit of tax returns for the years ended December 31, 2010 through 2012. The Plan administrator believes it is not subject to income tax examinations for years prior to 2015.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

5.	Reconciliation of Audited Financial Statements to the Form 5500

There are no reconciling items between the Plan's financial statements and the Form 5500 for net assets available for benefits as of December 31, 2018 and 2017 or for net income for the year ended December 31, 2018.

6.	Fair value measurement

The accounting standard for fair value measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. As such, the hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1	Quoted market prices in active markets for identical assets or liabilities;

Level 2	Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3	Unobservable inputs developed using our own estimates and assumptions, which reflect those that a market participant would use.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation techniques and inputs used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Common collective funds are valued at the NAV established by the fund manager on a daily basis. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily and investments are redeemable at any time. The objective of common collective funds held by the Plan is to provide a rate of return consistent with U.S. equity indexes. A redemption notice of 1 day is required for these investments. No unfunded commitments exist.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts consist entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

Target date maturity accounts offer portfolios with asset allocations designed for varying retirement dates or the year in which one expects to start drawing on their retirement assets. These portfolios (consisting of collective investment trusts and/or mutual funds) share the common goal of first growing and then later preserving principal and may contain a mix of U.S. common stocks, International stocks, Treasury Inflation Protected securities, U.S. issued bonds and cash. There are currently no redemption restrictions and no unfunded commitments on these investments. The common

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

collective trust component of the portfolios are valued at their NAV as a practical expedient each business day. The mutual fund component of the portfolio is valued at the daily closing price as reported by the fund.

Liquidity funds, or Short Term Investment Funds (STIF) is a common collective trust and is valued at the NAV as a practical expedient and consists of underlying investments of cash or short-term investments, including money market funds or other short-term investments which provide for daily liquidity. Participants can buy and sell this investment on a daily basis. There are currently no redemption restrictions on this investment.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017:

December 31, 2018	Level 1	Level 2	Level 3	Total
Common stock - TEGNA Inc.	$36,174,378	—	—	$36,174,378
Common stocks	22,970,055	—	—	22,970,055
Mutual funds	240,346,887	—	—	240,346,887
Mutual funds - Target date maturity	176,584,576	—	—	176,584,576
Self-directed brokerage accounts	6,959,245	—	—	6,959,245
Total	$483,035,141	—	—	$483,035,141

Investments valued using NAV as a practical expedient:
Common collective funds				$96,484,526
Total				$96,484,526

Total investments at fair value				$579,519,667

December 31, 2017	Level 1	Level 2	Level 3	Total
Common stock - TEGNA Inc.	$41,445,340	—	—	$41,445,340
Common stocks	53,952,972	—	—	53,952,972
Mutual funds	265,064,868	—	—	265,064,868
Self-directed brokerage accounts	8,601,786	—	—	8,601,786
Total	$369,064,966	—	—	$369,064,966

Investments valued using NAV as a practical expedient:
Common collective funds				$86,276,136
STIF				1,982,031
Target maturity funds				169,486,848
Total				$257,745,015

Total investments at fair value				$626,809,981

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TEGNA 401(k) Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
*TEGNA Inc.	Unitized Employer Common Stock Fund
*TEGNA Inc. Common Stock	Common Stock	$36,151,511
*Vanguard Federal Money Market Fund	Mutual Fund	22,867
Total TEGNA Inc.		$36,174,378

Prudential Insurance Company GA-63596	Synthetic Guaranteed Investment Contract, 2,47%
Term Fund 2018	Common Collective Trust	$52,063
Term Fund 2019	Common Collective Trust	639,281
Term Fund 2020	Common Collective Trust	1,548,324
Term Fund 2021	Common Collective Trust	1,512,190
Term Fund 2022	Common Collective Trust	758,808
Goldman Sachs Intermediate Core Funds	Common Collective Trust	4,185,864
State Street Bank, 151006	Synthetic Guaranteed Investment Contract, 2.43%
Term Fund 2018	Common Collective Trust	$109,287
Term Fund 2019	Common Collective Trust	1,516,619
Term Fund 2020	Common Collective Trust	1,054,750
Term Fund 2021	Common Collective Trust	962,519
Term Fund 2022	Common Collective Trust	1,449,441
Goldman Sachs Intermediate Core Funds	Common Collective Trust	2,136,899
Monumental Transamerica Premier MDA 0128TR	Synthetic Guaranteed Investment Contract, 2.43%
Term Fund 2018	Common Collective Trust	$109,283
Term Fund 2019	Common Collective Trust	1,516,559
Term Fund 2020	Common Collective Trust	1,054,708
Term Fund 2021	Common Collective Trust	962,480
Term Fund 2022	Common Collective Trust	1,449,384
Goldman Sachs Intermediate Core Funds	Common Collective Trust	2,136,814
Total Stable Value Funds at fair value		23,155,273
Prudential Insurance Company\State Street Bank\Transamerica Premier	Wrapper contract	241,070
Total Stable Value Funds at contract value		$23,396,343

*Vanguard Target Retirement Fund 2015	Mutual Fund	$6,615,757
*Vanguard Target Retirement Fund 2020	Mutual Fund	20,863,898
*Vanguard Target Retirement Fund 2025	Mutual Fund	32,626,617
*Vanguard Target Retirement Fund 2030	Mutual Fund	31,749,036
*Vanguard Target Retirement Fund 2035	Mutual Fund	24,857,076
*Vanguard Target Retirement Fund 2040	Mutual Fund	21,698,416
*Vanguard Target Retirement Fund 2045	Mutual Fund	18,226,653
*Vanguard Target Retirement Fund 2050	Mutual Fund	11,431,206
*Vanguard Target Retirement Fund 2055	Mutual Fund	4,345,780
*Vanguard Target Retirement Fund 2060	Mutual Fund	1,057,589
*Vanguard Target Retirement Fund 2065	Mutual Fund	101,645
*Vanguard Target Retirement Fund Income	Mutual Fund	3,010,903
Total Mutual Fund - Target date maturity		$176,584,576

TEGNA 401(k) Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2018

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value

Allianz NFJ Dividend Value Fund	Mutual Fund	$7,360,217
American Europacific Growth Fund	Mutual Fund	23,143,295
Dodge & Cox Balanced Fund	Mutual Fund	35,523,603
Dodge & Cox Inc Fund	Mutual Fund	30,791,468
GMO Trust Benchmark Free Allocation	Mutual Fund	1,622,288
Ser Jackson Square Large Cap Growth Fund	Mutual Fund	15,140,964
T Rowe Price Emerging Market Funds	Mutual Fund	4,842,205
*Vanguard Federal Money Market Fund	Mutual Fund	19,819,461
*Vanguard Institutional Index Fund	Mutual Fund	87,582,737
Wasatch Small Capital Growth Fund	Mutual Fund	7,396,924
WT Mutual Fund Small/Mid Cap Value	Mutual Fund	7,123,725
Total Mutual Funds		$240,346,887

*Northern Trust Short Term Investment Fund	Common Collective Trust	$2,932,048
*NT Global Investments Focus Fund 2015	Common Collective Trust	440,891
*NT Global Investments Focus Fund 2020	Common Collective Trust	2,065,302
*NT Global Investments Focus Fund 2025	Common Collective Trust	993,202
*NT Global Investments Focus Fund 2030	Common Collective Trust	1,772,367
*NT Global Investments Focus Fund 2035	Common Collective Trust	1,699,625
*NT Global Investments Focus Fund 2040	Common Collective Trust	1,624,384
*NT Global Investments Focus Fund 2045	Common Collective Trust	1,440,565
*NT Global Investments Focus Fund 2050	Common Collective Trust	879,040
*NT Global Investments Focus Fund 2055	Common Collective Trust	360,548
*NT Global Investments Focus Fund 2060	Common Collective Trust	111,209
*NT Global Investments Focus Fund Income	Common Collective Trust	310,882
Barclays Global Invs N A Invt Funds	Common Collective Trust	4,964,243
Blackrock Russell 1000 Growth	Common Collective Trust	30,433,653
Blackrock Russell 1000 Value	Common Collective Trust	14,777,580
Blackrock Russell 2500 Index	Common Collective Trust	14,810,521
Blackrock US Debt Index	Common Collective Trust	8,931,198
BNY Mellon Real Estate Fund	Common Collective Trust	3,238,651
MFB NT Collective S&P500 Index Fund	Common Collective Trust	4,698,617
Total Common Collective Trusts		$96,484,526

TEGNA 401(k) Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2018

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Abbott Laboratory	Common Stock	$242,306
Abiomed Inc	Common Stock	175,522
ADR Royal Dutch Shell PLC	Common Stock	173,237
Adobe Systems Inc	Common Stock	362,436
AECOM	Common Stock	129,903
Agilent Technologies Inc	Common Stock	202,380
Align Technology Inc	Common Stock	185,346
Alphabet Inc Cap Stock Class C	Common Stock	1,051,714
Amazon.com Inc	Common Stock	1,021,340
American International Group Inc	Common Stock	244,145
American Tower Corp	Common Stock	338,527
Amgen Inc	Common Stock	133,933
Automatic Data Processing Inc	Common Stock	255,684
Avnet Inc	Common Stock	214,290
Axa Equitable Holdings Inc	Common Stock	128,267
Axis Capital Holdings Ltd	Common Stock	146,399
Bank of America Corp	Common Stock	208,257
Becton Dickinson & Co	Common Stock	248,979
Boeing Company	Common Stock	424,088
Booking Holdings Inc	Common Stock	244,584
Capital One Financial Corp	Common Stock	206,663
Cenovus Energy Inc	Common Stock	120,093
Citigroup Inc	Common Stock	199,806
Cognizant Tech Solutions Class A	Common Stock	190,757
Costar Group Inc	Common Stock	164,959
Dover Corp	Common Stock	61,088
Edison International	Common Stock	187,227
Electronic Arts	Common Stock	187,017
Eli Lilly & Co	Common Stock	173,580
Expedia Group	Common Stock	186,999
Exxon Mobil Corp	Common Stock	155,678
Ferrari NV	Common Stock	224,734
Fidelity National Information Services Inc	Common Stock	214,330
Fiserv Inc	Common Stock	291,020
Ford Motor Company	Common Stock	225,461
Fortive Corp	Common Stock	191,884

TEGNA 401(k) Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2018

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Franklin Resources Inc	Common Stock	$163,990
General Electric Co	Common Stock	214,080
Gildan Activewear Inc	Common Stock	30,178
Godaddy Inc	Common Stock	196,860
Goldman Sachs Group Inc	Common Stock	111,924
Halliburton Co	Common Stock	120,593
Hewlett Packard Enterprise Co	Common Stock	155,640
Honeywell International Inc	Common Stock	188,932
Illumina Inc	Common Stock	275,936
Intercontinental Exchange Inc	Common Stock	284,747
Intuit	Common Stock	342,519
Intuitive Surgical Inc	Common Stock	249,038
Jeld-Wen Holding Inc	Common Stock	100,820
JP Morgan Chase & Co	Common Stock	178,840
KKR & Co	Common Stock	85,351
Lear Corp	Common Stock	202,719
Linde Plc	Common Stock	296,476
Lowes	Common Stock	383,294
Mastercard Inc	Common Stock	486,717
McKesson corp	Common Stock	182,165
Mednax Inc	Common Stock	110,814
Metlife Inc	Common Stock	169,126
Microsoft Corp	Common Stock	1,197,510
Moodys Corp	Common Stock	308,788
Morgan Stanley	Common Stock	157,133
Mylan NV	Common Stock	170,647
National Oilwell	Common Stock	129,117
Netflix Inc	Common Stock	331,898
Newell Brands Inc	Common Stock	153,442
News Corp	Common Stock	87,622
Nike Inc	Common Stock	445,656
Northrop Grumman Corp	Common Stock	230,206
Nvidia Corp	Common Stock	154,860
Omnicom Group Inc	Common Stock	227,044
Oracle Corp	Common Stock	227,195
Pagseguro Digital Ltd	Common Stock	142,348
Paypal Holdings Inc	Common Stock	506,054
Raytheon co	Common Stock	226,191

TEGNA 401(k) Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2018

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Ryder System Inc	Common Stock	$133,279
Salesforce Com	Common Stock	560,892
Sherwin-Williams Co	Common Stock	171,155
Stanley Black & Decker Inc	Common Stock	81,303
Stryker Corp	Common Stock	297,825
Terex Corp	Common Stock	75,569
Thermo Fisher Corp	Common Stock	317,782
UBS Group	Common Stock	93,927
Union Pacific Corp	Common Stock	246,049
United Health Group	Common Stock	682,589
Veeva Sys	Common Stock	187,572
Visa Inc	Common Stock	815,917
Voya Financial Inc	Common Stock	152,893
Wells Fargo & Co	Common Stock	174,228
Workday Inc	Common Stock	63,872
Xilinx Inc	Common Stock	298,095
Zoetis Inc	Common Stock	278,005
Total Common Stock		$22,970,055

*Vanguard Brokerage Option	Self-Directed Brokerage Accounts	6,959,245

*Loans to participants	Interest rates on loans are 4.25% - 9.5% with varying maturities with a maximum credit term of 60 months	4,561,700

Total Investments		$607,477,710

* Party-in-interest

Note: cost information has not been presented as all investments are participant directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEGNA 401(k) Savings Plan

Date: June 28, 2019	By:	/s/ Jeffrey Newman
Jeffery Newman
Senior VP, Chief Human Resource Officer

EXHIBITS

Exhibit Number        Description of Exhibit

23.1	Consent of PricewaterhouseCoopers LLP
Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP
Independent Registered Public Accounting Firm